Exhibit T3A.104

CERTIFICATE OF FORMATION

OF

CBL/PARKDALE CROSSING GP, LLC

1. The name of the limited liability company is:

CBL/Parkdale Crossing GP, LLC

2. The address of its registered office in the State of Delaware is:

Corporation Trust Center

1209 Orange Street

Wilmington, New Castle County, Delaware 19801

The name of its registered agent at such address is:

The Corporation Trust Company

3. The latest date on which the limited liability company is to dissolve is December 31, 2053.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CBL/Parkdale Crossing GP, LLC this 22nd day of May, 2003.

By:	/s/ Jeffery V. Curry
Jeffery V. Curry, Organizer

State of Delaware Secretary of State Division of Corporations Delivered 04:14 PM 05/22/2003 FILED 04:14 PM 05/22/2003 SRV 030336393 – 3661756 FILE